

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**INVESTMENT MANAGEMENT**

Steven B. Boehm
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001                                    December 23, 2014

RE: Sierra Income Corporation
 File Nos.: 333-200595; 814-00924

Dear Mr. Boehm:

On November 25, 2014,Sierra Income Corporation (the "Company"), a business development company, filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") to register up to $400 million in aggregate offering price of the Company's common stock.

Pursuant to a letter dated December 8, 2014, Harry Pangas of your firm represented that the disclosure in the registration statement is substantially similar to disclosure included in the Company's post-effective amendment that was declared effective on April 30, 2014, other than with respect to certain updated financial information. We have reviewed the registration statement and have the following comments.

Prospectus

1. Borrowings—In this section there is a reference to a total return swap entered into by Arbor Funding LLC ("Arbor"), a finance subsidiary of the Company's. In your response, please confirm that the TRS activity of Arbor does not affect the calculation of the incentive fees earned by the Company's investment adviser. In addition, in your response please explain whether the referenced loans underpinning the TRS are all included in the portfolio of the financial institution issuing any total return swap that is or may be entered into by Arbor or the Company.

2. In your response, please confirm that any periodic issuer tender offers will be made in reliance on either rule 23c-3 under the Investment Company Act of 1940 or rule 13e-4 under the Securities Exchange Act of 1934.

Accounting Comments

3.  In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

4.  The presentation of the interest rate on page 3 of the prospectus differs from the presentation throughout the registration statement and the financial statements. Ensure consistency throughout the document with respect to the interest rate disclosures.

5.  The Fees and Expenses table assumes that the Company will sell $1 billion worth of common stock in the next 12 months. For the nine months ended September 30, 2014, the Company had sales of $268,000,000. Please update the fees and expenses table to be more in line with the actual sales for the last nine months ended or include supplementally a discussion in correspondence regarding the appropriateness of assuming $1 billion will be raised over the next 12 months.

6.  Footnote 3 to the Fees and Expenses table discusses the calculation of the Organization and Offering Costs and identifies the responsible party for paying these expenses. The footnote also states that the adviser will be reimbursed at a rate of 1.25% until the earlier of the end of the offering period or such time that the adviser has been paid in full. Please confirm in your response that the recoupment of these expenses is limited to a three year period from the payment of the expenses by the adviser. Include in the financial statements a recoupment schedule for these expenses paid by the adviser that remain subject to recoupment. In addition, since the Company has exceeded the $300 million threshold and is now responsible for paying for all of its organization and offering costs as well as for reimbursing prior expenses paid by the adviser, has the Company assessed the need to book a liability for the remaining organization and offering costs incurred?

7.  In the Fees and Expenses table the incentive fees are presented as 0.00%. Please discuss why there is no balance when the Company has incurred incentive fees.

8.  Footnote 8 to the Fees and Expenses table states that the ratio presented assumes the Company borrows an amount equal to 18.1% of estimated future net assets. The current borrowing to net assets ratio is much higher. Please explain in your response how the Company determined the 18.1% assumption and if that is reasonable based on the current balances as of September 30, 2014.

9.  The Expense Example presented below the Fees and Expenses table assumes a 5% return from realized capital gains. Does this line also include the 20% incentive fee that would be incurred if the 5% annual return was generated

entirely from capital gains?

10. Page 64 of the prospectus states that the Company is targeting an offering expense ratio of 1.25% over the course of the offering period for the offering of shares of common stock pursuant to the prospectus. Please explain why the Fees and Expense table reflects offering expenses of .53%.

11. For purposes of determining compliance with the asset coverage provisions of the 1940 Act, the Company stated in a previous correspondence filed on 4/29/14 that the total return swap is treated as if it were consolidated by the Company. The outstanding notional amount of the TRS less the initial amount of cash collateral required to be posted by Arbor under the TRS is treated as a senior security. Please explain why this balance has not been included in the senior securities table on page 71 of the prospectus.

12. According to disclosures in the prospectus, the adviser is being reimbursed for previous organization and offering costs paid on behalf of the Company. The organization and offering costs are covered under the terms of the expense support agreement. In order for the adviser to recoup expenses that were waived under the agreement, the operating expense ratio had to be the same or lower than at the time the waiver was made and the annualized distribution rate had to be the same or higher than at the time the expenses were waived. The annualized rate has decreased since the quarter ended June 30, 2013; however it appears that the Company is reimbursing the adviser. Please explain in your response why the adviser is able to recoup these expenses.

13. In the Investment Income Section of the prospectus, there is disclosure stating that for the nine months ended September 30, 2014, of the $23,464,689 of total investment income, $5,274,782 was attributable to "other income." The notes to the financial statements should provide a breakdown of what is included in fee income, e.g. structuring fees. The disclosure will help a shareholder further understand the income stream and identify the recurring income payment streams from those that represent a non-recurring stream.

14. To the extent that the "Cash and Cash Equivalents" line in the balance sheet includes any money market funds or short term investments, those investments should be identified in the Schedule of Investments.

15. To the extent that the interest rate for any of the loans included in the Schedule of Investments includes any PIK, those amounts should be separated from any cash interest they will receive.

16. The staff previously commented on the minimum usage fee related to the TRS. The staff questioned why the usage fee was not considered by the Company to represent a commitment fee that should be included in the "Other Expenses" line in the Fees and Expenses table. The staff has reconsidered its position and

does not believe the expense should be netted against any income or capital gains that the Company would be entitled to under the TRS.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

   (1) The Company is responsible for the accuracy and adequacy of the disclosure in the filing;

   (2) Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

   (3) The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions, please call me at (202) 551-6970.


Sincerely,


Mary A. Cole
Senior Counsel

Sheila Stout
Senior Staff Accountant